SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated October 14, 2015 in respect of Major Transaction in relation to the Disposal of Telecommunications Towers and Related Assets.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 15, 2015

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

MAJOR TRANSACTION

IN RELATION TO THE DISPOSAL OF

TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

Financial Adviser

DISPOSAL OF THE ASSETS

The Board announces that on 14 October 2015, CUCL and New Horizon (both wholly-owned subsidiaries of the Company) entered into the Transfer Agreement with, among others, China Tower Corporation Limited (the “Tower Company”), to sell certain telecommunications towers and related assets to the Tower Company. The Tower Company is a company which was jointly established by the Company, China Mobile Limited and China Telecom Corporation Limited in 2014 to, among other things, reduce duplication and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry in the PRC. Under the Transfer Agreement, China Mobile and China Telecom will also sell certain telecommunications towers and related assets to the Tower Company while China Reform Holding Company Limited (“CRHC”) will subscribe for shares in the Tower Company.

The Transaction Consideration payable by the Tower Company to CUCL and New Horizon will be an amount determined by reference to the aggregate appraised value of (a) the CUCL Assets (being RMB63.09 billion) (equivalent to approximately HK$77.11 billion) and (b) the New Horizon Assets (being RMB92.58 million) (equivalent to approximately HK$113.15 million), in each case based on the valuation of the Assets which have been appraised in two batches as at 31 October 2014 and 31 March 2015, respectively, subject to adjustment as described below. For illustration purposes and for reference only, the Transaction Consideration payable to CUCL and New Horizon are expected to be approximately RMB63.09 billion (equivalent to approximately HK$77.11 billion), and approximately RMB92.58 million (equivalent to approximately HK$113.15 million), respectively, which has been determined by reference to the appraised value of the Assets.

Based on the estimated amount of the Transaction Consideration, the Transaction Consideration payable by the Tower Company for the Assets will be settled by way of the allotment and issue of no more than 37,743,050,000 shares in the Tower Company at an issue price of RMB1 per share, the balance of which will be settled in cash payable in several tranches. The first tranche of the Cash Consideration of RMB3.0 billion payable by the Tower Company will be settled within 30 days from the date on which CRHC pays the Tower Company the consideration for the share subscription (i.e. within 60 days following the Consideration Confirmation Date). The balance of the Cash Consideration will be settled before 31 December 2017. Following Completion, the Tower Company will be owned by CUCL as to approximately 28.1%, China Mobile Limited as to approximately 38.0%, China Telecom Corporation Limited as to approximately 27.9% and CRHC as to approximately 6.0%.

Completion of the Transaction is conditional upon the satisfaction (or, if applicable, waiver) of certain conditions as described below. Subject to the satisfaction (or, if applicable, waiver) of such conditions, Completion is expected to take place on 31 October 2015.

LISTING RULES IMPLICATIONS

The Transaction constitutes a major transaction for the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction.

The Company intends to obtain a written approval from Unicom Group BVI and Unicom BVI, who are a closely allied group of Shareholders holding an aggregate of approximately 74.36% of the issued share capital of the Company as at the date of this announcement, for the Transaction in accordance with Rule 14.44 of the Listing Rules. Upon such written shareholders’ approval being obtained, the Transaction will be taken to have been duly approved in lieu of holding a general meeting of the Company.

GENERAL

Morgan Stanley Asia Limited has been appointed as the financial adviser to advise the Company on the Transaction.

The Circular containing details of the Transaction will be despatched to the Shareholders on or before 5 November 2015.

WARNING

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as described below. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the Shares, ADSs or other securities of the Company.

1.	INTRODUCTION

The Company refers to the announcement made by the Company on 11 July 2014 relating to the joint establishment of the Tower Company by the Company (through CUCL), China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) and China Telecom Corporation Limited to, among other things, reduce duplication and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry in the PRC.

This announcement is made pursuant to Rule 13.09(2)(a) of the Listing Rules and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

2.	DISPOSAL OF THE ASSETS

The Board announces that on 14 October 2015, CUCL (a wholly-owned subsidiary of the Company) and New Horizon (a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into the Transfer Agreement with, among others, Tower Company, to sell certain telecommunications towers and related assets to the Tower Company.

The other parties to the Transfer Agreement are (i) China Mobile Communication Company Limited and its related subsidiaries (together, “China Mobile”); (ii) China Telecom Corporation Limited (“China Telecom”, together with China Mobile, CUCL and New Horizon, the “Sellers”); and (iii) CRHC.

Under the Transfer Agreement, China Mobile will also sell certain telecommunications towers and related assets to the Tower Company for cash and shares in the Tower Company on the same terms as CUCL and New Horizon; China Telecom will sell certain telecommunications towers and related assets and pay cash (which represents an amount equal to the difference between the consideration for its assets and the subscription price) in return of shares in the Tower Company; and CRHC will subscribe for shares in the Tower Company in cash. The Tower Company will allot and issue shares to CUCL, China Mobile, China Telecom and CRHC on the same terms.

The principal terms of the Transfer Agreement in relation to CUCL and New Horizon are set out below.

(a)	Assets to be transferred to the Tower Company

Pursuant to the Transfer Agreement, the CUCL Assets and the New Horizon Assets (the “Assets”) to be transferred to the Tower Company comprise:

(i) two batches of telecommunications towers, base stations, ancillary facilities, construction-in-progress and the relevant materials, long-term deferred prepaid expenses and accounts payable, which have been appraised as at 31 October 2014 and 31 March 2015, respectively, and as set out in detail in the asset appraisal report prepared by the Appraiser (the “Asset Appraisal Report”); and

(ii) any assets which fall under the scope of the CUCL Assets and the New Horizon Assets and which are owned by CUCL and New Horizon between 1 April 2015 and the Completion Date (both dates inclusive) (the “Newly Included Assets”).

The Assets have been used by the Group solely for the purposes of supporting the Group’s business of providing telecommunications services. The Assets have not been operated as a separate business by the Group and are non-revenue generating in nature on a standalone basis.

The appraised value and the book value of the CUCL Assets and the New Horizon Assets are set out below:

	Appraised Value (1)	Book Value(2)	Appreciation Rate

CUCL Assets	RMB63.09 billion (approximately HK$77.11 billion)	RMB53.46 billion (approximately HK$65.34 billion)	18.0%

New Horizon Assets	RMB92.58 million (approximately HK$113.15 million)	RMB39.17 million (approximately HK$47.88 million)	136.4%

Notes:

(1)	The aggregate of the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015 as set out in the Asset Appraisal Report.
(2)	The aggregate of the book value of the first batch of the Assets as at 31 October 2014 and the book value of the second batch of the Assets as at 31 March 2015 as set out in the unaudited management accounts of each of CUCL and New Horizon.

The replacement cost method was adopted to arrive at the aggregate appraised value of the Assets (i.e. the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015) as concluded in the Asset Appraisal Report. The appraised value of the Assets ascertained after the filing(s) as required by the PRC laws and regulations will be final for the purpose of determining the total consideration payable by the Tower Company.

(b)	Consideration

The consideration payable by the Tower Company for the Assets (the “Transaction Consideration”) will be an amount determined as follows:

Consideration =	(1)	Appraised value of the Assets
Less	(2)	Amortisation and depreciation of the Assets for the period commencing from the relevant reference date and the Completion Date based on the appraised value and the usable period of the Assets
Less	(3)	the value of the excluded Assets
Add	(4)	the value of the Newly Included Assets

Amortisation and depreciation will calculated based on the remaining usable life and appraised value in the Asset Appraisal Report. The “value of the excluded Assets” refers to, with respect to the Assets, the appraised value of the assets which are inventory losses, obsolete or excluded as agreed between the parties, recovered receivables and fixed time construction-in-progress. The “value of Newly Included Assets” refers to, with respect to the Assets, the book value of the Newly Included Assets and the appraised value of the settled liabilities. The book value of the Assets will be the book value as at the Completion Date. Any unascertained book value of the asset inventory surplus will be determined by reference to the book value of similar assets.

The Transaction Consideration was determined after arm’s length negotiations between CUCL, New Horizon and the Tower Company with reference to the appraised value of the Assets.

The final amount of the Transaction Consideration will be determined on the date of the closing confirmation letter (which shall be within 30 days following the Completion Date (or such other date as agreed by the Sellers and Tower Company) (the “Consideration Confirmation Date”).

For illustration purposes and for reference only, the Transaction Consideration is expected to be approximately RMB63.18 billion (equivalent to approximately HK$77.22 billion), which has been determined with reference to the appraised value of the Assets.

Based on the estimated amount of the Transaction Consideration, the Tower Company will allot and issue no more than 37,743,050,000 shares to CUCL at an issue price of RMB1 per share (the “Consideration Shares”) and the balance of the Transaction Consideration will be settled in cash (the “Cash Consideration”).

The Consideration Shares will be allotted and issued to CUCL within 30 days following the Consideration Confirmation Date. The first tranche of the Cash Consideration of RMB3.0 billion payable by the Tower Company will be settled within 30 days from the date on which CRHC pays the consideration to the Tower Company for the share subscription (i.e. within 60 days following the Consideration Confirmation Date). The balance of the Cash Consideration will be settled by 31 December 2017.

The interest on the outstanding Cash Consideration will be accrued from the day following the Completion Date, at 90% of the one-year lending rate set by the People’s Bank of China determined on the Completion Date. The interest shall be payable by the Tower Company on 30 June and 31 December each year following Completion. The Tower Company will have the discretion to prepay the outstanding Cash Consideration prior to the aforementioned deadline.

(c)	Conditions to Completion

Completion of the Transaction is conditional upon the following conditions being satisfied (or, if applicable, waived):

(1)	the representations and warranties given by each of the Sellers in the Transfer Agreement remaining true, accurate, complete and not misleading, false or contain any omission in any material respect;

(2)	each of the Sellers having approved the Transaction in accordance with its internal organisation documents and related documents and the Company and Unicom A Share Company having both obtained shareholders’ approvals for the Transaction;

(3)	CRHC having approved the Transaction in accordance with its internal organisation documents and related documents;

(4)	the Tower Company having approved the Transaction in accordance with its internal organisation documents and related documents; and

(5)	all filings, approvals, authorisations and consents in connection with the Transaction having been obtained from the relevant governmental and regulatory authorities in the PRC, including, but not limited to, the approval from MOFCOM and the Assets Appraisal Report having been filed in accordance with the PRC laws and regulations.

The conditions set out in paragraphs (1) and (2) above are conditions to be satisfied by each of the Sellers. The condition set out in paragraph (3) is a condition to be satisfied by CRHC. The condition set out in paragraph (4) is a condition to be satisfied by the Tower Company. The condition set out in paragraph (5) shall be satisfied jointly by the parties.

The parties shall procure the satisfaction of the above conditions as soon as practicable before 31 October 2015 (or such later date as the parties may agree) (the “Completion Date”).

(d)	Other Key Terms of the Transaction

(1)	Pre-Completion Undertakings

Each of CUCL and New Horizon has undertaken to the Tower Company to operate, manage, repair and maintain the Assets pursuant to its usual practice, provide assistance to the Tower Company for the purpose of delivery of the Assets, notify the Tower Company of any changes in the Assets and not to dispose of the Assets without the prior written consent of the Tower Company prior to the Completion Date and the delivery of the Assets.

(2)	Delivery and Post-Completion Arrangement

The Sellers and the Tower Company will complete the delivery of the Assets within 30 days following the Completion Date (or such other date as agreed by each party). Each party will implement the relevant transitional arrangements pursuant to the Transfer Agreement during the period commencing from the Completion Date to the date when the construction and modification of the dynamic environment monitoring system has been completed (which is expected to be on 30 June 2016) (the “Transitional Period”), and establish a joint working committee to ensure the smooth transition of the operation of the Assets.

CUCL intends to lease the Assets from the Tower Company following Completion. CUCL and the Tower Company are in the process of finalising the terms of such lease, in particular, the service charges payable by CUCL. To ensure there are no interruptions in the operations of the Group, the Tower Company has undertaken to allow the Group to use the Assets following Completion notwithstanding that the terms of the lease have not been finalised. CUCL will pay any service charges for the lease of the Assets accrued from the Completion Date after CUCL and the Tower Company have finalised the pricing of the service charges. The Company will make an announcement upon the lease being entered into between CUCL and the Tower Company if required by the Listing Rules.

The Sellers have undertaken to the Tower Company that they, together with their subsidiaries, shall in principle cease to construct any infrastructure facilities (including telecommunications towers) as well as indoor distribution systems for main public transportation venues (including subway, railway, highway, airport and transport terminal), large venues and key buildings (including commercial and residential buildings used by multiple owners and government buildings) from 1 January 2015.

3.	FINANCIAL EFFECT OF THE TRANSACTION

The Company is expected to realise an estimated gain (before tax and before the depreciation and amortisation of the Assets for the period commencing from the relevant reference date and the Completion Date) arising from the Transaction of approximately RMB9.682 billion (equivalent to approximately HK$11.834 billion, which is calculated based on the surplus of the appraised value of the Assets over its net book value at the relevant reference date. As the Company expects to own 28.1% of the share capital of the Tower Company after Completion, only 71.9% of the aforesaid gain will be recognised upon Completion and the remaining 28.1% of the aforesaid gain will need to be deferred over the remaining useful life of the Assets).

The gain expected to be recognised in the consolidated income statement of the Group may be different from the estimated gain disclosed above due to the taxes to be incurred on the Transaction, finalisation of the amount of the Transaction Consideration and the change in the net asset value of the Assets from the respective reference date to the Completion Date and the impact of the equity stake in the Tower Company to be held by CUCL on the consolidated income statement of the Group.

4.	REASONS AND BENEFITS FOR THE TRANSACTION

The Directors are of the view that the Transaction are in the interests of the Company and the Shareholders as a whole for the following reasons:

The centralised construction and operation of the telecommunications tower resources through the Tower Company will be beneficial to the Company in the following aspects:

(a)	Reshape the industry operating environment

The centralised construction and operation of the telecommunications tower resources through the Tower Company addresses the issues of uneven distribution of infrastructure resources and duplicated construction within the industry, enhances the centralised, systematic, professional and efficient operation and sharing of telecommunications resources, as well as providing a fair yet competitive environment for industry players to compete on the level playing field, all of which will facilitate the construction of a resource-saving and environmentally-friendly society.

(b)	Accelerate the upgrade and transformation of the Group

The Transaction will allow the Group to focus on the operation of its core businesses and the development of its new business, which promotes and facilitates the transformation of its business structure and development model.

(c)	Increase the network coverage

The Group will have access to more telecommunications network resources through the joint construction and sharing of the telecommunications facilities, which ease the pressure from the difficulty in choosing the location of the base stations and the problems with prolonged construction of telecommunication facilities. The network coverage will therefore be expanded more rapidly and the Group will be able to offer higher quality telecommunications services.

(d)	Save capital expenditures

The capital expenditures for the construction of telecommunications facilities are significant and have significantly affected the efficient use of the Group’s capital. The centralised construction of the telecommunications towers and the ancillary facilities through the Tower Company will enable the Group to minimise its capital expenditures.

The Directors are of the view that the Transaction are on normal commercial terms and in the ordinary and usual course of business of the Group and the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

5.	USE OF PROCEEDS FROM THE TRANSACTION

Following Completion, without taking into account the adjustment by reference to the amortisation and depreciation of the Assets as described in “Disposal of the Assets — (b) Consideration” above, the Company will receive total gross cash proceeds which is estimated to be approximately RMB25.5 billion (equivalent to approximately HK$31.2 billion). The proceeds from the Transaction are expected to be primarily used to pay the costs and expenditures arising from the lease of the Assets from the Tower Company or for other cash flow purposes.

6.	LISTING RULES IMPLICATIONS

As the highest of the applicable percentage ratios under the Listing Rules in respect of the Transaction is more than 25% but less than 75%, the Transaction constitutes a major transaction for the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction.

The Company intends to obtain a written approval from Unicom Group BVI and Unicom BVI, who are a closely allied group of Shareholders holding an aggregate of approximately 74.36% of the issued share capital of the Company as at the date of this announcement, for the Transaction in accordance with Rule 14.44 of the Listing Rules. Upon such written shareholders’ approval being obtained, the Transaction will be taken to have been duly approved in lieu of holding a general meeting of the Company.

7.	INFORMATION ON THE COMPANY, CUCL AND NEW HORIZON

The Company was incorporated in Hong Kong with limited liability on 8 February 2000.

CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of the Company. New Horizon is a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of CUCL. New Horizon’s scope of business includes the maintenance, management, transformation and development of network facilities and providing technical advice. It owns telecommunications network assets located in 21 provinces and cities in Southern China.

Through CUCL and its other subsidiaries, the Company provides a full range of telecommunications services in the PRC, including mobile broadband (WCDMA, LTE FDD, TD-LTE), fixed-line broadband, GSM, fixed-line local assess, ICT, data communications and other related value-added services.

8.	INFORMATION ON THE TOWER COMPANY, CHINA MOBILE, CHINA TELECOM AND CRHC

The Tower Company is a joint stock company established under PRC laws on 15 July 2014 with a registered capital of RMB10.0 billion. As at the date of this announcement, the Tower Company is owned by CUCL as to 30.1%, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) as to 40.0% and China Telecom Corporation Limited as to 29.9%. The business scope of the Tower Company covers (a) construction, maintenance and operation of telecommunications towers, (b) construction, maintenance and operation of ancillary facilities including base station control rooms, power suppliers, air conditioning and interior distribution system and (c) providing outsourcing services for base station equipment maintenance. Following Completion, the Tower Company will be owned by CUCL as to approximately 28.1%, China Mobile Communication Company Limited as to approximately 38.0%, China Telecom Corporation Limited as to approximately 27.9% and China Reform Holdings Corporation Limited as to approximately 6.0%.

China Mobile Group is a mobile services provider in the PRC, which operates nationwide mobile telecommunications networks in mainland China and in Hong Kong. China Mobile is a wholly-owned subsidiary of China Mobile Limited which provides services through a network and business coordination centre in the PRC.

China Telecom is an integrated information full services operator and is primarily engaged in providing basic telecommunications services such as wireline telecommunication services and mobile telecommunication services, and value-added telecommunications services such as internet access services and information services, and other related services in the PRC.

CRHC is a limited company established on 22 December 2010 under the laws of the PRC and a wholly state-owned entity with the aim to facilitate SASAC in optimising the allocation of state-owned assets in line with the State Council’s strategy. CRHC as a market-based platform is primarily engaged in the operation and management of state-owned assets. It facilitates SASAC in promoting the corporate restructuring of central enterprises by exercising its state-owned property rights in relation to the central enterprises held by it and to perform and fulfil its obligations as an investor. CRHC also facilitates the integration of the remaining and non-core business assets that are excluded from the listing of the central enterprises, which enhances the competitiveness of the central enterprises in general. CRHC participates in the listing of central enterprises and other non-listed joint-stock reforms. It also invests in emerging strategic industries related to national security and national economy.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries and save for those disclosed above, the other Sellers, CRHC, the Tower Company and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

9.	FINANCIAL INFORMATION ON THE TOWER COMPANY

According to the information provided by the Tower Company, the financial information of Tower Company for the year ended 31 December 2014 (audited) and for the six months ended 30 June 2015 (unaudited) is set out below:

	For the year ended 31 December 2014 (audited)	For the six months ended 30 June 2015 (unaudited)

Total Assets	RMB10,216.86 million (approximately HK$12,487.45 million)	RMB16,871.80 million (approximately HK$20,621.39 million)

Net Assets	RMB9,727.00 million (approximately HK$11,888.73 million)	RMB8,347.73 million (approximately HK$10,202.93 million)

Operating Income	RMB0.16 million (approximately HK$0.20 million	RMB9.99 million (approximately HK$12.21 million)

Net Loss	RMB273.00 million (approximately HK$333.67 million)	RMB1,379.27 million (approximately HK$1,685.80 million)

10.	GENERAL

(a)	Financial Adviser

Morgan Stanley Asia Limited has been appointed as the financial adviser to advise the Company on the Transaction.

(b)	Circular

The Circular containing details of the Transaction will be despatched to the Shareholders on or before 5 November 2015.

(c)	Forward-looking statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: changes in the regulatory regime and policies for the PRC telecommunications industry; changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC; changes in telecommunications and related technologies and applications based on such technologies; the level of demand for telecommunications services; competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants; effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business; effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; changes in the political, economic, legal, tax and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

(d)	Warning

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as described below. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the Shares, ADSs or other securities of the Company.

11.	DEFINITIONS

In this announcement, save as the context otherwise requires, the defined terms have the following meanings:

“3G”	third generation mobile communications system, the next generation of mobile network infrastructure that utilises the 2GHz spectrum

“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Appraiser”	(China Enterprise Appraisals), a qualified appraiser in the PRC which is independent of the Company and Tower Company

“Assets”	the CUCL Assets and the New Horizon Assets

“associate”	has the meaning given to it in the Listing Rules

“Board”	the board of directors of the Company

“connected person”	has the meaning given to it in the Listing Rules

“Company”	China Unicom (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“CUCL Assets”	certain telecommunications towers, base stations, ancillary facilities, construction-in-progress and the relevant materials, long-term deferred prepaid expenses and accounts payable owned by CUCL as set out in the Asset Appraisal Report

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“GSM”	global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“MOFCOM”	Ministry of Commence of the PRC

“New Horizon”	(Unicom New Horizon Telecommunications Company Limited), a company incorporated under the laws of the PRC with limited liability, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company

“New Horizon Assets”	certain telecommunications towers, base stations, ancillary facilities, construction-in-progress and the relevant materials, long-term deferred prepaid expenses and accounts payable owned by New Horizon as set out in the Asset Appraisal Report

“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement and for geographical reference only, references in this announcement to “China” and the “PRC” do not include Taiwan, the Macau Special Administrative Region and Hong Kong

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Shares”	ordinary shares in the capital of the Company

“Shareholders”	the shareholders of the Company

“Tower Company”	(China Tower Corporation Limited) (formerly known as (China Communications Facilities Services Corporation Limited)), a joint stock limited company established under PRC laws. Its registered number is 100000000045096 and its registered capital is RMB10.0 billion. Its registered address is at 19th floor, 73 Fucheng Road, Beijing and its legal representative is Liu Aili. As at the date of this announcement, Tower Company is owned by CUCL as to 30.1%, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) as to 40.0% and China Telecom Corporation Limited as to 29.9%

“Transaction”	the proposed transfer of the Assets by CUCL and New Horizon to the Tower Company pursuant to the Transfer Agreement

“Transfer Agreement”	the Transfer Agreement dated 14 October 2015 entered into between CUCL, New Horizon, the Tower Company, China Mobile, China Telecom and CRHC in relation to the Transaction

“Unicom ADS Deposit Agreement”	the Deposit Agreement dated 22 June 2000 entered into between the Company, the Unicom Depositary and all holders and beneficial owners of ADSs

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated under the laws of the PRC and whose shares are listed on the Shanghai Stock Exchange

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 17.9% equity interest and Unicom A Share Company holds a 82.1% equity interest as at the date of this announcement, and an immediate controlling shareholder of the Company

“Unicom Depositary”	the Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under the Unicom ADS Deposit Agreement

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited (formerly known as China Netcom Group Corporation (BVI) Limited), a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

“WCDMA”	Wideband Code Division Multiple Access, a 3G wireless standard which operates in the 2100 MHz frequency band for both voice and data

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.81817 = HK$1, being the exchange rate prevailing on 14 October 2015. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By order of the Board
CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE
Company Secretary

Hong Kong, 14 October 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Directors:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny